UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


  _X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                         EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002

                                  OR

  ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                         EXCHANGE ACT OF 1934

            For the transition period from   N/A   to   N/A
                                             ---        ---

                     COMMISSION FILE NUMBER 1-5046


                       CNF INC. EWW SAVINGS PLAN

                               CNF INC.
                 Incorporated in the State of Delaware
             I.R.S. Employer Identification No. 94-1444798
          3240 Hillview Avenue, Palo Alto, California  94304
                    Telephone Number (650) 494-2900


                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 CNF Inc. EWW Savings Plan


June 27, 2003                    /s/  Mark C. Thickpenny
                                 -------------------------------
                                 Mark C. Thickpenny
                                 Chairman, CNF Inc. Benefits
                                 Administrative Committee
















CNF INC. EWW SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2002 AND 2001
AND FOR THE YEAR ENDED DECEMBER 31, 2002
TOGETHER WITH AUDITORS' REPORT



                        Independent Auditors' Report





To the Compensation Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the CNF Inc. EWW Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP



Portland, Oregon,
June 20, 2003



                          CNF INC. EWW SAVINGS PLAN
                         DECEMBER 31, 2002 AND 2001




                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



                                                                           Page

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits as of
    December 31, 2002                                                         1

  Statement of Net Assets Available for Benefits as of
    December 31, 2001                                                         2

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2002                                      3


NOTES TO FINANCIAL STATEMENTS                                                 4


SUPPLEMENTAL SCHEDULE:

  Schedule I:  Schedule H, Line 4i - Schedule of Assets (Held
    at End of Year) as of December 31, 2002                                   7

                       CNF INC. EWW SAVINGS PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002


                             Participant       Non-Participant
                               Directed          Directed                   Total
                           -------------  ----------------------------  -------------
                                           Restricted         CNF
                                           CNF Common      Preferred
                                           Stock Fund      Stock Fund
                                          -------------  -------------
ASSETS:
 Investments, at fair
   value-
  Shares in registered
   investment companies    $   9,479,974  $           -  $           -  $   9,479,974
  Common trust funds           4,488,288              -              -      4,488,288
  Participant loans              520,735              -              -        520,735
  CNF equity                     589,779        678,423      1,348,819      2,617,021
                           -------------  -------------  -------------  -------------
Total investments          $  15,078,776  $     678,423      1,348,819     17,106,018


 Participant contributions
 receivable                      10,332               -              -         10,332

 Cash                               197              83              -            280
                           -------------  -------------  -------------  -------------
NET ASSETS AVAILABLE FOR
BENEFITS                   $ 15,089,305   $     678,506  $   1,348,819   $ 17,116,630
                           =============  =============  =============  =============





            See accompanying notes to financial statements.

                       CNF INC. EWW SAVINGS PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001

                             Participant       Non-Participant
                               Directed          Directed                   Total
                           -------------  ----------------------------  -------------
                                           Restricted         CNF
                                           CNF Common      Preferred
                                           Stock Fund      Stock Fund
                                          -------------  -------------
ASSETS:
 Investments, at fair
   value-
  Shares in registered
   investment companies     $ 17,854,028   $          -   $          -  $  17,854,028

  Common trust funds           6,943,956              -              -      6,943,956
  Participant loans            1,463,142              -              -      1,463,142
  CNF equity                   1,178,447      1,217,867      2,062,085      4,458,399
                           -------------  -------------  -------------  -------------
     Total investments        27,439,573      1,217,867      2,062,085     30,719,525

  Participant contributions
  receivable                      19,958              -              -         19,958


  Cash                                 -              -         16,843         16,843
                           -------------  -------------  -------------  -------------

NET ASSETS AVAILABLE FOR
BENEFITS                   $  27,459,531  $   1,217,867  $   2,078,928  $  30,756,326
                           =============  =============  =============  =============






            See accompanying notes to financial statements.

                       CNF INC. EWW SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE YEAR ENDED DECEMBER 31, 2002


                             Participant           Non-Participant
                               Directed               Directed                  Total
                           --------------  ------------------------------  --------------
                                             Restricted         CNF
                                             CNF Common      Preferred
                                             Stock Fund      Stock Fund
                                           --------------  --------------

ADDITIONS/(DEDUCTIONS):
 Participant contributions  $    606,964    $          -    $          -    $    606,964
 Dividend income (Note 1)              -               -         103,182         103,182
 Interest income                  80,405           9,617               -          90,022
 Transfers in from other
  plans                          377,228          19,997          37,021         434,246
 Net depreciation in fair
  value of investments
  (Note 3)                    (3,910,829)        (28,666)       (243,651)     (4,183,146)
 Distributions to
  participants (Note 1)       (9,560,192)     (1,130,772)              -     (10,690,964)
                           --------------  --------------  --------------  --------------
    Total deductions         (12,406,424)     (1,129,824)       (103,448)    (13,639,696)


INTERFUND TRANSFERS, net          36,198         590,463        (626,661)              -
                           --------------  --------------  --------------  --------------

    Net decrease             (12,370,226)       (539,361)       (730,109)    (13,639,696)


NET ASSETS AVAILABLE FOR
 BENEFITS,
  December 31, 2001           27,459,531       1,217,867       2,078,928      30,756,326
                           --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE FOR
 BENEFITS,
  December 31, 2002        $  15,089,305   $     678,506   $   1,348,819   $  17,116,630
                           ==============  ==============  ==============  ==============






            See accompanying notes to financial statements.

                       CNF INC. EWW SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS AND SCHEDULE



1.  Description of Plan

  The following description of the CNF Inc. EWW Savings Plan ("the Plan") is provided for general information purposes only.
Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

  General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Overall responsibility for administering the Plan rests with the CNF Inc. ("CNF") Administrative Committee ("the Committee"), which is appointed by the Chief Executive Officer of CNF. The Committee reports directly to the Compensation Committee of CNF's Board of Directors. The Plan's trustee, T. Rowe Price Trust Company ("the Trustee"), is responsible for the management and control of the Plan's assets.

  In connection with CNF's announcement of the cessation of Emery Worldwide Airlines' ("EWA") air carrier operations on December 5, 2001, EWA terminated the employment of all of its pilots and crewmembers, bringing the total number of terminated employees in 2001 to 800. Distributions to participants in 2002 of $10,690,964, as reported in the Statement of Changes in Net Assets Available for Benefits, reflects these employee terminations.

  Amendments: During 2000, CNF amended the CNF Thrift and Stock Plan ("TASP") and the Plan. Effective September 19, 2000, the pilots of EWA ceased participation in the TASP and their elective deferrals began being contributed to the Plan. The EWW pilots' vested balance in the TASP was transferred to the Plan effective
December 20, 2000.

  In December 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief and Reconciliation Act of 2001 ("EGTRRA"), and to reflect compliance with final regulations under Internal Revenue Code ("Code") section 401(a)(9) by adoption of the Internal Revenue Service ("IRS") model amendment
pursuant to Rev. Proc. 2002-29.   The changes made in this amendment
were effective generally January 1, 2002, except for the changes made with respect to Code section 401(a)(9) which are effective January 1, 2003.

  Eligibility: The Plan covers all eligible employees of CNF who are covered by a collective bargaining unit that specifically provides for participation in the Plan. Employees become eligible to participate in the Plan upon hire if they are regular full-time employees. Supplemental or part-time employees become eligible upon completion of 750 hours and one year of service.

  Contributions: Participants may contribute up to 50% of their compensation into the Plan, as defined by the Plan and subject to certain limitations. Each participating employee may direct contributions in any one or more of the investment funds established under the Plan. CNF makes no matching contributions for participants of the Plan.

  Participants who formerly participated in the TASP, as discussed under "-Amendments" above, are awarded Preferred Stock as a substitute for cash dividends. For 2002, these participants received Preferred Stock with a historical cost of $103,182, as shown on the Statement of Changes in Net Assets Available for Benefits.

  The Plan allows for a supplemental employer contribution of up to 10 days of unused forfeited vacation and sick days for those participants whose collective bargaining agreements provide for such contributions.

  Participant Accounts: A separate account is maintained for each participant of the Plan. Each account is credited with the participant's and employer contributions, if any, and an allocation of the Plan's net earnings. The Plan's net earnings are allocated to the separate funds in each participant's account based upon the value of the individual's account fund balance in relation to the Plan's total fund balance.

  Vesting: Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Each participant may borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan is made over the participant's current outstanding loan balance on the date of the loan. Loans may not exceed 50% of a participant's vested account balance. The loans are secured by the vested balance in the participant's account. Loans must be repaid within 4 1/2 years and bear interest at a rate determined by the loan committee (the prime rate plus 1% in 2002). Loans outstanding at December 31, 2002 bear interest at rates ranging from 5.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

  Distribution to Participants: Employees become eligible for distribution upon termination of employment, disability, retirement or death. Distributions are payable in the form of lump sum payments or in a series of substantially equal annual installments.

  Plan Termination: Although it has not expressed any intent to do so, CNF has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, CNF shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.



2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2002 and 2001 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) Preferred Stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

  Income Recognition: The difference in market value from one period to the next is included in net depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net depreciation in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  The Plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Operating Expenses: During 2002, all administrative expenses of the Plan were paid by CNF.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  Investments

  The investment options available to participants were revised during 2002. A fund with shares in registered investment companies was added as a participant-directed investment option while a common trust fund was removed from the plan.

  The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001.

                                                       December 31,
                                                   2002           2001
                                              ------------    ------------
  Participant Directed Investments:
   Shares in Registered Investment
    Companies:
   T. Rowe Price Growth Stock Fund,
    175,802 and 242,540 shares,
    respectively                              $  3,266,398    $  5,864,629
   T. Rowe Price Science and Technology
    Fund, 210,428 and 289,852 shares,
    respectively                                 2,615,616       6,063,702
   T. Rowe Price Equity Income Fund,
    99,769 and 137,544 shares,
    respectively                                 1,974,431       3,252,920

   Common Trust Funds:
      T. Rowe Price US Treasury Money
        Market Trust, 3,051,871 and
        4,311,262 shares, respectively           3,051,871       4,311,262

  Non-Participant Directed Investments:
   CNF Preferred Stock, 6,332 and 9,331
   shares, respectively                          1,348,819       2,062,085


  During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


   Shares in registered investment
    companies                                 $ (3,623,969)
   Common trust funds                             (276,558)
   CNF Common stock                                (38,968)
   CNF Preferred stock                            (243,651)
                                              -------------
                                              $ (4,183,146)
                                              =============

4.  Income Tax Status

  The Internal Revenue Service has determined and informed CNF by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


5.  Related Party Transactions

  Certain Plan investments are shares in funds managed by T. Rowe
Price Trust Company, the trustee as defined by the Plan. Therefore, these investments and investment transactions qualify as party-in-interest.



                                 PAGE 7
                                                                     SCHEDULE I

                       CNF INC. EWW SAVINGS PLAN
                             EIN 94-1444798
                              PLAN NO. 112
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        AS OF DECEMBER 31, 2002

 Identity
 of Issue
Borrower,             Description of Investment
  Lessor         Including Maturity Date, Rate of
or Similar          Interest, Collateral, Par or                       Current
  Party                     Maturity Value                 Cost         Value
--------------  --------------------------------------  ----------- -----------

                Shares in Registered Investment
                 Companies:
*T. Rowe Price  Growth Stock Fund (175,801.816 shares)  $ 4,515,289 $ 3,266,398
*T. Rowe Price Equity Income Fund (99,769.104 shares) 2,390,658 1,974,431 *T. Rowe Price Science and Technology Fund
                 (210,427.679 shares)                     5,913,040   2,615,616
*T. Rowe Price  International Stock Fund
                 (80,338.461 shares)                      1,050,782     713,406
*T. Rowe Price  Small-Cap Stock Fund (11,414.975
                 shares)                                    275,320     245,422
*T. Rowe Price  PIMCO Total Return Fund
                 (61,871.598 shares)                        660,071     660,170
*T. Rowe Price  Undiscovered Managers Small
                 Cap Growth Fund (740.381 shares)             4,439       4,531

                Common Trust Funds:
*T. Rowe Price  Equity Index Trust (22,902.396 shares)      742,800     550,116

*T. Rowe Price  Bond Index Trust (10,742.573 shares)        200,020     217,430
*T. Rowe Price  U.S. Treasury Money Market
                Fund  (3,051,871.070 shares)              3,051,871   3,051,871

*T. Rowe Price  Retirement Strategy Trust -
                 Balanced  (35,129.758 shares)              752,784     668,871


*Plan           Participant Loans with interest
participants     from 5.75% to 10.50% and
                 maturity dates from 2003 to 2007                 -     520,735

                Common Stock:
*CNF Inc.       Unrestricted CNF Common Stock               513,833     589,779
                 (17,743.051 shares)
*CNF Inc.       Restricted CNF Common Stock
                 Fund (20,409.845 shares)                   552,788     678,423


                Preferred Stock:
*CNF Inc.       CNF Preferred Stock - Allocated
                 (6,332.484 shares)                         962,920   1,348,819
                                                                    -----------
                  Total Investments                                 $17,106,018
                                                                    ===========


*Represents a party-in-interest transaction as of December 31, 2002.

NOTE: Cost is calculated using the historical rolling-average-cost method.


            See accompanying independent auditors' report.